UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)

July 2, 2015

STANDARD PACIFIC CORP.

(Exact name of registrant as specified in charter)

Delaware	1-10959	33-0475989
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

15360 Barranca Parkway

Irvine, California 92618

(Address of Principal Executive Offices, including Zip Code)

(949) 789-1600

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On July 2, 2015, Standard Pacific Corp., a Delaware corporation (“Standard Pacific”), entered into an Amended and Restated Agreement and Plan of Merger (the “Amended Merger Agreement”) with The Ryland Group, Inc., a Maryland corporation (“Ryland”), which amends and restates in its entirety the Agreement and Plan of Merger, dated as of June 14, 2015, (the “Merger Agreement”) by and between Standard Pacific and Ryland. Subject to the terms and conditions of the Merger Agreement, Standard Pacific and Ryland agreed that Ryland will merge with and into Standard Pacific, with Standard Pacific continuing as the surviving corporation (the “Surviving Corporation”), and the separate corporate existence of Ryland will cease (the “Merger”).

The Amended Merger Agreement amends the definition of “Ryland Stockholder Approval” to require adoption of the Amended Merger Agreement by the holders of at least a majority of all outstanding shares, rather than the holders of at least two-thirds of all outstanding shares, of Ryland Common Stock (as defined in the Amended Merger Agreement).

The foregoing description is qualified in its entirety by reference to the full text of the Amended Merger Agreement, a copy of which is filed as an exhibit to this Current Report on Form 8-K and is incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Ryland and Standard Pacific caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the ability to obtain stockholder approvals and satisfy the other conditions to the closing of the transaction, the successful closing of the transaction and the integration of Ryland and Standard Pacific as well as opportunities for operational improvement including but not limited to cost reduction and capital investment, the strategic opportunity and perceived value to Ryland’s and Standard Pacific’s respective stockholders of the transaction, the transaction’s impact on, among other things, the combined company’s prospective business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings. With respect to these statements, Ryland and Standard Pacific have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; competitive conditions in Ryland’s and Standard Pacific’s businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, Ryland’s and Standard Pacific’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, local and general economic and market conditions, including consumer confidence, employment rates, interest rates, the cost and availability of mortgage financing, and stock market, home and land valuations; the impact on economic conditions, terrorist attacks or the outbreak or escalation of armed conflict involving the United States; the cost and availability of suitable undeveloped land, building materials and labor; the cost and availability of construction financing and corporate debt and equity capital; their significant amount of debt and the impact of restrictive covenants in their debt agreements; their ability to repay their debt as it comes due; changes in credit rating or outlook; the demand for and affordability of single-family homes; the supply of housing for sale; cancellations of purchase contracts by homebuyers; the cyclical and competitive nature of Ryland’s and Standard Pacific’s businesses; governmental regulation, including the impact of “slow growth” or similar initiatives; delays in the land entitlement process, development, construction, or the opening of new home communities; adverse weather conditions and natural disasters; environmental matters; risks relating to the Ryland’s and Standard Pacific’s mortgage banking operations; future business decisions and Ryland’s and Standard Pacific’s ability to successfully implement their respective operational and other strategies; litigation and warranty claims. Such risks and other factors that may impact management’s assumptions are more particularly described in Ryland’s and Standard Pacific’s filings with the SEC. The information contained herein speaks as of the date hereof and neither Ryland nor Standard Pacific have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Standard Pacific has filed with the SEC a registration statement on Form S-4 on July 2, 2015 that includes a preliminary joint proxy statement of Standard Pacific and Ryland that also constitutes a preliminary prospectus of the Surviving Corporation. The registration statement is not complete and will be further amended. Ryland and Standard Pacific will make the definitive joint proxy statement/prospectus available to their respective stockholders. Investors are urged to read the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, joint proxy statement/prospectus and other documents filed by Ryland and Standard Pacific with the SEC are available free of charge at the SEC’s website (www.sec.gov) and from Ryland and Standard Pacific. In addition, security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Ryland by going to its investor relations page of its corporate website at http://www.ryland.com and from Standard Pacific on its investor relations page of its corporate website at http://www.standardpacifichomes.com.

PARTICIPANTS IN THE SOLICITATION

Ryland, Standard Pacific, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Ryland’s and Standard Pacific’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of Ryland and their ownership of Ryland stock is set forth in Ryland’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 25, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 13, 2015. Information regarding Standard Pacific’s directors and executive officers is contained in Standard Pacific’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 23, 2015, and its proxy statement for its 2015 annual general meeting of stockholders, which was filed with the SEC on April 24, 2015. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Ryland and Standard Pacific may have direct or indirect interests in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Ryland and Standard Pacific stockholders is included in the joint proxy statement/prospectus.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Amended and Restated Agreement and Plan of Merger among Standard Pacific Corp. and The Ryland Group, Inc. (included as Annex A to the joint proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 filed July 2, 2015 and incorporated herein by reference).*

*	The annexes, schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STANDARD PACIFIC CORP.

	By:	/s/ JOHN P. BABEL
	Name:	John P. Babel
	Title:	Executive Vice President, General Counsel and Secretary

Date: July 2, 2015

EXHIBIT INDEX

Exhibit No.	Description

2.1	Amended and Restated Agreement and Plan of Merger among Standard Pacific Corp. and The Ryland Group, Inc. (included as Annex A to the joint proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 filed July 2, 2015 and incorporated herein by reference).*

*	The annexes, schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.